Exhibit A

Ceragon Reports First Quarter 2016 Results
May 9, 2016

CERAGON NETWORKS REPORTS FIRST QUARTER 2016 FINANCIAL RESULTS

Strong cash flow enabled Company to increase its cash position while also reducing debt

Little Falls, New Jersey, May 9, 2016 - Ceragon Networks Ltd. (NASDAQ: CRNT), the #1 wireless backhaul specialist today reported results for the first quarter ended March 31, 2016.

First Quarter 2016 Highlights:

Revenues -- $59.8 million, down 36% from the first quarter of 2015, and down 21% from the fourth quarter of 2015.

Gross margin – 35.6%, compared to 25.9% in the first quarter of 2015 and 32.8% in the fourth quarter of 2015.

Operating income – $1.2 million, compared to operating income of $0.6 million in the first quarter of 2015 and operating income of $8.9 million in the fourth quarter of 2015.

Net loss – $(0.4) million or $(0.01) per diluted share. Net loss for the first quarter of 2015 was $(7.0) million, or $(0.09) per diluted share. Net income for the fourth quarter of 2015 was $5.2 million, or $0.07 per diluted share.

Non-GAAP results – gross margin was 36.3%, operating profit was $2.2 million, and net loss was $(0.1) million, or $(0.00) per diluted share. Non-GAAP results exclude adjustments of $0.3 million.  For a reconciliation of GAAP to non-GAAP results, see the attached tables.

Cash and cash equivalents – $41.8 million at March 31, 2016, compared to $36.3 million at December 31, 2015.

"In the first quarter of 2016, higher gross margin on the low level of revenue enabled us to report an operating profit,” said Ira Palti, president and CEO of Ceragon. “In addition, strong cash flow results increased our cash position to $41.8 million, which exceeded debt by over $10 million, improving our financial position. Based on our recent bookings and pipeline of potential business, we believe that revenue will grow from the current level during the remainder of the year."

Supplemental revenue breakouts:

Geographical breakdown, first quarter of 2016:

•	Europe:	18%

•	Africa:	9%

•	North America:	15%

•	Latin America:	25%

•	India:	19%

•	APAC:	14%

A conference call to discuss the results will begin at 9:00 a.m. EDT. Investors are invited to join the Company’s teleconference by calling USA: (800) 230-1059 or International: +1 (612) 332-0107, from 8:50 a.m. EDT. The call-in lines will be available on a first-come, first-serve basis.

Investors can also listen to the call live via the Internet by accessing Ceragon Networks’ website at the investors’ page: http://www.ceragon.com/about-us/ceragon/investor-relations, selecting the webcast link, and following the registration instructions.

If you are unable to join us live, the replay numbers are: USA: (800) 475-6701 or International +1 (320) 365-3844 Access Code: 390820. A replay of both the call and the webcast will be available through June 9, 2016.

About Ceragon Networks Ltd.

Ceragon Networks Ltd. (NASDAQ: CRNT)is the world’s #1 wireless backhaul specialist. We help operators and other service providers worldwide increase operational efficiency and enhance end customers’ quality of experience with innovative wireless backhaul solutions. Our customers include wireless service providers, public safety organizations, government agencies and utility companies, which use our solutions to deliver 4G, mission-critical multimedia services and other applications at high reliability and speed. Ceragon’s unique multicore technology provides a highly reliable, high-capacity 4G wireless backhaul with minimal use of spectrum, power and other resources. It enables increased productivity, as well as simple and quick network modernization. We deliver a range of professional services that ensure efficient network rollout and optimization to achieve the highest value for our customers. Our solutions are deployed by more than 460 service providers, as well as hundreds of private network owners, in more than 130 countries.

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Ceragon Networks® and FibeAir® are registered trademarks of Ceragon Networks Ltd. in the United States and other countries. CERAGON ® is a trademark of Ceragon Networks Ltd., registered in various countries. Other names mentioned are owned by their respective holders.

This press release contains statements concerning Ceragon's future prospects that are "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on the current beliefs, expectations and assumptions of Ceragon's management. Examples of forward-looking statements include: projections of capital expenditures and liquidity, competitive pressures, revenues, growth prospects, product development, financial resources, restructuring costs, cost savings and other financial matters. You may identify these and other forward-looking statements by the use of words such as "may," "plans," "anticipates," "believes," "estimates," "targets," "expects," "intends," "potential" or the negative of such terms, or other comparable terminology. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially, including risks associated with a further decline in revenues beyond Ceragon’s expectations, the risk that Ceragon’s expectations regarding future profitability will not materialize; the risk that Ceragon will not achieve the benefits it expects from its expense reduction and profit enhancement programs; the risk that Ceragon will not continue to comply with the financial or other covenants in its agreements with its lenders; risks associated with doing business in Latin America in general and in Brazil in particular, including currency export controls and recent economic concerns; risks relating to the concentration of our business in India, Africa, and in developing nations, including political, economic and regulatory risks from doing business in those regions; the risk of significant expenses in connection with potential contingent tax liability; and other risks and uncertainties detailed from time to time in Ceragon's Annual Report on Form 20-F and Ceragon's other filings with the Securities and Exchange Commission, and represent our views only as of the date they are made and should not be relied upon as representing our views as of any subsequent date. We do not assume any obligation to update any forward-looking statements.

Investors:
Doron Arazi	or	Claudia Gatlin
+972 3 5431 660		+1 212 830-9080
dorona@ceragon.com		claudiag@ceragon.com

Media:
Tanya Solomon
+972 3 5431163
tanyas@ceragon.com

-tables follow-

Ceragon Reports First Quarter 2016 Results

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except share and per share data)
(Unaudited)

	Three months ended
	March 31,
	2016	2015

Revenues	$59,834	$93,653
Cost of revenues	38,543	69,413

Gross profit	21,291	24,240

Operating expenses:
Research and development, net	5,283	6,399
Selling and marketing	9,857	11,308
General and administrative	4,918	4,736
Restructuring costs	-	1,225

Total operating expenses	$20,058	$23,668

Operating income	1,233	572
Financial expenses, net	918	6,346

Income (loss) before taxes	315	(5,774)

Taxes on income	751	1,221

Net loss	$436	$6,995

Basic and diluted net loss per share	$0.01	$0.09

Weighted average number of shares used in computing basic and diluted net loss per share	77,655,440	77,145,265

Ceragon Reports First Quarter 2016 Results

CONDENSED CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands)

	March 31, 2016	December 31, 2015
	Unaudited	Audited
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$41,845	$36,318
Short-term bank deposits	33	-
Trade receivables, net	82,070	116,683
Other accounts receivable and prepaid expenses	23,714	22,583
Deferred taxes, net	1,429	1,633
Inventories	49,592	49,690
Total current assets	198,683	226,907

NON-CURRENT ASSETS:
Deferred taxes, net	160	189
Severance pay funds and pension	4,567	4,681
Property and equipment, net	27,985	28,906
Intangible assets, net	2,783	3,192
Other non-current assets	2,304	1,457

Total non-current assets	37,799	38,425

Total assets	$236,482	$265,332

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short term loans, including current maturities of long term loan	$29,850	$34,922
Trade payables	51,239	71,721
Deferred revenues	4,234	8,901
Other accounts payable and accrued expenses	26,799	27,052
Total current liabilities	112,122	142,596

LONG-TERM LIABILITIES
Accrued severance pay and pension	9,272	9,276
Other long term liabilities	11,648	10,639
Total long-term liabilities	20,920	19,915

SHAREHOLDERS' EQUITY:
Share capital:
Ordinary shares	214	214
Additional paid-in capital	408,585	408,174
Treasury shares at cost	(20,091)	(20,091)
Accumulated other comprehensive loss, net of taxes	(7,972)	(8,616)
Accumulated deficit	(277,296)	(276,860)

Total shareholders' equity	103,440	102,821

Total liabilities and shareholders' equity	$236,482	$265,332

Ceragon Reports First Quarter 2016 Results

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW
(U.S. dollars, in thousands)
(Unaudited)

	Three months ended
	March 31,
	2016	2015
Cash flow from operating activities:
Net loss	$(436)	$(6,995)
Adjustments to reconcile net loss to net cash provided by (used) in operating activities:

Depreciation and amortization	2,308	3,503
Stock-based compensation expense	411	194
Decrease in trade and other receivables, net	34,378	14,869
Decrease in inventory, net of write-off	432	5,109
Decrease in deferred tax asset, net	233	730
Decrease in trade payables and accrued liabilities	(20,061)	(13,719)
Decrease in deferred revenues	(4,667)	(5,477)
Other adjustments	110	(106)
Net cash provided by (used in) operating activities	$12,708	$(1,892)

Cash flow from investing activities:
Purchase of property and equipment ,net	(2,201)	(2,042)
Proceeds from short-term bank deposits	-	64
Investment in short-term bank deposits	(33)	-
Proceeds from sale and maturities of marketable securities	-	122
Net cash used in investing activities	$(2,234)	$(1,856)

Cash flow from financing activities:
Proceeds from short-term bank loans	-	2,050
Repayment of loans from financial institutions	(5,072)	(2,058)
Net cash used in financing activities	$(5,072)	$(8)

Translation adjustments on cash and cash equivalents	$125	$(397)

Increase (decrease) in cash and cash equivalents	$5,527	$(4,153)

Cash and cash equivalents at the beginning of the period	36,318	41,423

Cash and cash equivalents at the end of the period	$41,845	$37,270

Ceragon Reports First Quarter 2016 Results

RECONCILIATION OF NON-GAAP FINANCIAL RESULTS
(U.S. dollars in thousands, except share and per share data)
(Unaudited)

	Three months ended March 31,
	2016			2015
	GAAP (as reported)	Adjustments	Non-GAAP	Non-GAAP

Revenues	$59,834		$59,834	$93,653
Cost of revenues	38,543	(a) 458	38,085	69,049
Gross profit	21,291		21,749	24,604

Operating expenses:
Research and development, net	5,283	(b) 128	5,155	6,303
Selling and marketing	9,857	(c) 231	9,626	11,037
General and administrative	4,918	(d) 133	4,785	4,752

Total operating expenses	$20,058		$19,566	$22,092

Operating income	1,233		2,183	2,512
Financial expenses, net	918	(e) (907)	1,825	3,372

Income (loss) before taxes	315		358	(860)

Taxes on income	751	(f) 246	505	487

Net loss	$436		$147	$1,347

Basic and diluted net loss per share	$0.01		$0.00	$0.02

Weighted average number of shares used in computing basic and diluted net loss per share	77,655,440		77,655,440	77,145,265

Total adjustments		289

(a)
Cost of revenues includes $0.3 million of amortization of intangible assets, $0.1 million of changes in pre-acquisition indirect tax positions and $20 thousand of stock based compensation expenses in the three months ended March 31, 2016.

(b)	Research and development expenses include stock-based compensation expenses in the three months ended March 31, 2016.
(c)	Selling and marketing expenses include $0.2 million of amortization of intangible assets and $0.1 million of stock based compensation expenses in the three months ended March 31, 2016.
(d)	General and administrative expenses include net stock based compensation expenses in the three months ended March 31, 2016.
(e)
Financial expenses include adjustment of accounts receivable that had been written-off as part of re-measurement of certain assets denominated in or linked to the U.S. dollar in Venezuela, and were collected in April 2016.

(f)	Taxes on income include non-cash tax adjustments in the three months ended March 31, 2016.

Ceragon Reports First Quarter 2016 Results

RECONCILIATION BETWEEN REPORTED AND NON-GAAP
NET LOSS
(U.S. dollars in thousands)
(Unaudited)

	Three months ended
	March 31,
	2016	2015

Reported GAAP net loss	436	6,995

Stock based compensation expenses	411	194
Amortization of intangible assets	406	492
Restructuring expenses	-	1,225
Changes in pre-acquisition indirect tax positions	133	30
Currency devaluation in Venezuela related expenses	(907)	2,973
Non-cash tax adjustments	246	734

Non-GAAP net loss	147	1,347